EXHIBIT 10.1

PLAN SUPPORT AGREEMENT

This PLAN SUPPORT AGREEMENT (this "Agreement"), dated as of July 13, 2009, is entered into by and among RathGibson, Inc. ("RGI"), Greenville Tube Company ("GTC", and together with RGI, the "Company" or the "Debtors"), and the holders of the Senior Notes (as defined below) of RGI signatory hereto (together with their respective successors and permitted assigns, the "Consenting Holders" and each, a "Consenting Holder"). The Company, each Consenting Holder and any subsequent person or entity that becomes a party hereto in accordance with the terms hereof are referred herein as the "Parties" and individually as a "Party".

PRELIMINARY STATEMENTS

WHEREAS, as of the date hereof, the Consenting Holders hold, in the aggregate, in excess of 73% of the aggregate outstanding principal amount of the 11.25% Senior Notes due 2014 (the "Senior Notes") issued by RGI pursuant to that certain Indenture dated as of February 7, 2006, by and among RGI and The Bank of New York, as Indenture Trustee (the "Base Indenture"), as amended pursuant to that certain First Supplemental Indenture dated as of August 15, 2006 by and among RGI, GTC and The Bank of New York, as Indenture Trustee (the "Supplemental Indenture" and together with the Base Indenture, the "Indenture");

WHEREAS, the Company and the Consenting Holders have agreed to implement a restructuring and reorganization of the Company as set forth in the form of Joint Chapter 11 Plan for RathGibson, Inc. and Greenville Tube Company attached hereto as Exhibit A (as may be amended, modified or supplemented solely with the consent of the Requisite Noteholders, the "Plan"), which is expressly incorporated herein and made part of this Agreement. The Plan sets forth the terms and conditions of the Restructuring Transactions (as defined below). The Agreement and the Plan are the product of arm's length good faith discussions between the Company and members of an ad hoc committee of certain holders of the Senior Notes (the "Ad Hoc Committee"). The members of the Ad Hoc Committee are set forth on Schedule 1 hereto;

WHEREAS, in order to implement the restructuring transactions contemplated by the Plan (the "Restructuring Transactions"), the Company has agreed, subject to the terms and conditions of this Agreement: (i) to file (a) the Plan in voluntary reorganization cases filed under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (as amended, the "Bankruptcy Code") (the "Chapter 11 Cases") and (b) a disclosure statement that is materially consistent with the Plan (the "Disclosure Statement"), and (ii) to use its reasonable best efforts to have the Disclosure Statement approved and the Plan confirmed by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"); and

WHEREAS, in expressing such support and commitment, the Parties do not desire and do not intend in any way to derogate from or diminish the solicitation requirements of applicable securities and bankruptcy laws, the fiduciary duties of the Company as a debtor-in-possession, or the fiduciary duties of any Consenting Holder who is appointed to any official committee of unsecured creditors in the Chapter 11 Cases.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1. **Plan**. The Plan is expressly incorporated herein and made part of this Agreement. The Plan sets forth the material terms and conditions of the Restructuring Transactions. In the event of any inconsistency between the Plan and this Agreement, the Plan shall control

Section 2. **Certain Definitions**. As used in this Agreement, the following terms have the following meanings:

(a) "Definitive Documents" means the documents implementing, achieving and relating to the Plan, including appropriate first day motions, the order of the Bankruptcy Court confirming the Plan, and definitive documentation relating to the Company's debtor-in-possession financing, use of cash collateral, any exit financing, charter, bylaws and other corporate or organizational documents, shareholder related agreements or other related documents, which shall contain terms and conditions consistent in all material respects with the Plan and shall otherwise be reasonably satisfactory in all respects to the Company and Requisite Noteholders, in accordance with Section 7 hereof; provided that the definitive documentation relating to the Company's debtor-in-possession financing and use of cash collateral shall be reasonably satisfactory hereunder if consistent in all material respects with the commitment letter by and among the Company and Wayzata Investment Partners, LLC and certain of its funds dated June 19, 2009, and the amended and restated commitment letter by and among such parties dated June 30, 2009.

(b) "Plan Support Effective Date" means the date upon which this Agreement becomes effective and binding on the Parties in accordance with the provisions of Section 11 hereof.

(c) "Plan Support Period" means the period commencing on the Plan Support Effective Date and ending on the date on which this Agreement is terminated in accordance with Section 5 hereof.

(d) "Material Adverse Effect" means any event, change, effect, occurrence, development, circumstance or change of fact occurring after the date hereof that has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, financial condition, assets or liabilities of RGI and its subsidiaries taken as a whole; provided, however, that "Material Adverse Effect" shall not include any event, effect, occurrence, development, circumstance or change of fact arising out of, resulting from or attributable to (a) conditions or effects that generally affect the industries and markets in which the Company operates, (b) general economic conditions affecting the United States or those countries within which the Company operates, (c) effects resulting from changes generally affecting financial, banking, credit, securities, or commodities markets, the economy in general, prevailing interest rates or general capital market conditions in the United States or those countries within which the Company operates, (d) changes in the Company's stock price or trading volume, or changes in the price of the Senior Notes (provided that this clause (d) shall not be construed as providing that the cause or factors affecting the Company's stock price, trading volume or price of the Senior Notes does not constitute a Material Adverse Effect), (e) a change in U.S. GAAP or regulatory accounting principles or interpretations thereof after the date hereof, or a change in applicable law or interpretations thereof by any governmental entity, (f) events leading up to the commencement of the Chapter 11 Cases, the filing of the Chapter 11 Cases, the announcement of the Restructuring Transactions, the pendency of the Restructuring Transactions, or compliance by any Party with the covenants and agreements herein or in the Plan, (g) any act of war or terrorism (or, in each case, escalation thereof) or declaration of a national emergency, or (h) the acts or omissions of the holders of the Consenting Holders, (except in each of clauses (a), (b), (c) and (g) above, if the Company taken as a whole are disproportionately affected thereby (but taking into account for purposes of determining a Material Adverse Effect only the disproportionate impact)).

(e)   "Requisite Noteholders" means Consenting Holders holding at least 66-⅔ % in outstanding principal amount of the Senior Notes held by the Consenting Holders in the aggregate.

Section 3.   Agreements of the Consenting Holders.

(a)   Voting. Subject to the conditions contained in Section 3(b) hereof, each Consenting Holder agrees that, for the duration of the Plan Support Period, such Consenting Holder shall:

(i)   subject to the receipt by such Consenting Holder of the Disclosure Statement, support and timely vote or cause to be voted its claims against the Company arising under the Senior Notes to accept the Plan; provided, however, that such vote may, upon written notice to the Company and the other Parties, be revoked (and, upon such revocation, deemed void *ab initio*) by any Consenting Holder at any time following the expiration of the Plan Support Period;

(ii)   timely vote or cause to be voted against and not consent to, or otherwise directly or indirectly support, solicit, assist, encourage or participate in the formulation, pursuit or support of, any restructuring or reorganization of the Company (or any plan or proposal in respect of the same) other than the Plan; and

(iii)   not (A) directly or indirectly seek, solicit, support or encourage the termination or modification of the exclusive period for the filing of any plan, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Company, or take any other action, including but not limited to initiating any legal proceedings or enforcing rights as a holder of the Senior Notes, that could prevent, interfere with, delay or impede the approval of the Disclosure Statement, the solicitation of votes in connection with the Plan (the "Solicitation") or the implementation or consummation of the Restructuring Transactions as contemplated by the Plan, or (B) take any other action that is inconsistent with, or that would delay confirmation or consummation of the Plan or the Restructuring Transactions.

(b)   <u>Certain Conditions</u>. The obligations of each Consenting Holder set forth in Section 3(a) hereof are subject to the following conditions:

(i)   this Agreement shall have become effective in accordance with the provisions of Section 11;

(ii)   the Plan shall be acceptable to the Requisite Noteholders in all respects (it being understood that signatures hereto of the Requisite Noteholders shall satisfy this condition); and

(iii)   this Agreement shall not have terminated in accordance with the terms of Section 5 hereof.

(c)   <u>Rights of Consenting Holders Unaffected</u>. Nothing contained herein shall (i) limit (A) the ability of a Consenting Holder to consult with other Consenting Holders or the Company or (B) the rights of a Consenting Holder under any applicable bankruptcy, insolvency, foreclosure or similar proceeding, including, without limitation, appearing as a party in interest in any matter to be adjudicated in order to be heard concerning any matter arising in the Chapter 11 Cases, in each case, so long as such consultation or appearance is not inconsistent with the Consenting Holder's obligations hereunder or under the terms of the Plan and are not for the purpose of hindering, delaying or preventing the consummation of the Restructuring Transactions; (ii) limit the ability of a Consenting Holder to sell or enter into any transactions in connection with the Senior Notes or any other claims against or interests in the Company, subject to Sections 3(d) and (e) hereof; or (iii) limit the rights of any Consenting Holder under the Indenture or constitute a waiver or amendment of any provision of the Indenture, subject to Section 3(a) hereof.

(d)   <u>Transfers</u>. Each Consenting Holder agrees that, for the duration of the Plan Support Period, such Consenting Holder shall not sell, transfer, loan, pledge (except for blanket security interests of lenders to the Consenting Holders), hypothecate, assign or otherwise dispose of (including by participation), directly or indirectly, in whole or in part, any of the Senior Notes or any option thereon or any right or interest therein (including grant any proxies, deposit any Senior Notes into a voting trust or entry into a voting agreement with respect to any such Senior Notes), unless the transferee thereof either (i) is a Consenting Holder or (ii) prior to such transfer, agrees in writing for the benefit of the Parties to become a Consenting Holder and to be bound by all of the terms of this Agreement applicable to Consenting Holders (including with respect to any and all claims or interests it already may hold against or in the Company prior to such transfer) by executing the Joinder attached hereto as <u>Exhibit B</u> (the "<u>Joinder Agreement</u>"), and delivering an executed copy thereof, within three (3) business days of such execution, to Stroock & Stroock & Lavan LLP ("<u>Stroock</u>"), as counsel to the Ad Hoc Committee, and Willkie Farr & Gallagher LLP, as counsel to the Company, in which event (a) the transferee (including the Consenting Holder transferee, if applicable) shall be deemed to be a Consenting Holder hereunder to the extent of such transferred rights and obligations and (b) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations. Each Consenting Holder agrees that any sale, transfer or assignment of any Senior Notes that does not comply with the terms and procedures set forth herein shall be deemed void *ab initio*, and the Company and each other Consenting Holder shall have the right to enforce the voiding of such transfer. Notwithstanding anything contained herein to the contrary, during the Plan Support Period, a Consenting Holder may offer, sell or otherwise transfer any or all of its Senior Notes to any entity that, as of the Plan Support Effective Date was, and as of the date of transfer continues to be, an entity that controls, is controlled by or is under common control with the Consenting Holder and is (or executes a Joinder Agreement under which such entity agrees to become) a Party to this Agreement. Notwithstanding anything contained herein to the contrary, during the Plan Support Period, a Party may offer, sell or otherwise transfer any or all of its holdings of Senior Notes to an any entity that, as of the date of transfer, controls, is controlled by or is under common control with the Consenting Noteholder that is a Party to this Agreement; provided, however, that such entity shall automatically be subject to the terms of this Agreement and deemed a Party hereto and shall execute a Joinder hereto.

(e)   Additional Claims or Equity Interests.   To the extent any Consenting Holder (a) acquires additional Senior Notes, (b) holds or acquires any other claims against the Company, or (c) holds or acquires any equity interests in the Company, each such Consenting Holder agrees that such Senior Notes or other claims or equity interests shall be subject to this Agreement and that, for the duration of the Plan Support Period, it shall vote (or cause to be voted) any such additional Senior Notes or other claims or equity interests entitled to vote on the Plan (in each case, to the extent still held by it or on its behalf at the time of such vote) in a manner consistent with Section 3(a) hereof.

Section 4.   Agreements of the Company.

(a)   Affirmative Covenants.   Subject to Section 24 hereof, the Company agrees that, as of the date hereof through the effective date of the Plan and for so long as this Agreement has not been terminated in accordance with its terms, unless (x) otherwise expressly permitted or required by this Agreement, or (y) otherwise consented to in writing by the Requisite Noteholders (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its direct and indirect subsidiaries to, directly or indirectly, do the following:

(i)   complete the preparation, as soon as reasonably practicable after the date hereof, of each of the Plan, the Disclosure Statement and the other Definitive Documents, which documents shall contain terms and conditions consistent in all material respects with the Plan and shall otherwise be reasonably acceptable to the Requisite Noteholders, and distribute such documents and afford reasonable opportunity of comment and review to the respective legal and financial advisors for the Consenting Holders in advance of any filing thereof;

(ii)   (A) commence the Chapter 11 Cases (such date, the "Filing Date") and file such first day pleadings that are reasonably satisfactory to the Requisite Noteholders, (B) file the Plan and Disclosure Statement as soon as reasonably practicable and in any event no later than on the date that is no later than forty-five (45) calendar days after the Filing Date; (C) obtain approval of the Disclosure Statement and authorization to solicit approval of the Plan by entry of an order of the Bankruptcy Court as soon as reasonably practicable and in any event no later than on the date (the "Disclosure Statement Approval Date") that is sixty (60) calendar days after the Filing Date; (D) commence the Solicitation as soon as reasonably practicable and in no event later than on the date (the "Solicitation Commencement Date") that is five (5) calendar days after the Disclosure Statement Approval Date; (E) obtain confirmation of the Plan by entry of an order of the Bankruptcy Court, which order shall not be the subject of any stay, as soon as reasonably practicable and in no event later than on the date (the "Confirmation Date") that is one-hundred and five (105) calendar days after the Filing Date; and (F) consummate the Plan as soon as reasonably practicable and in no event later than on the date that is one-hundred and twenty (120) calendar days after the Filing Date;

(iii) except where not practicable, exercise commercially reasonable efforts to provide draft copies of all motions or applications and other documents the Company intends to file with the Bankruptcy Court to counsel for the Ad Hoc Committee within a reasonable period of time prior to the date the Company intends to file any such document and consult in advance in good faith with counsel to the Ad Hoc Committee regarding the form and substance of any such proposed filing with the Bankruptcy Court;

(iv) maintain their good standing under the laws of the state or other jurisdiction in which they are incorporated or organized;

(v) timely file a formal objection to any motion filed with the Bankruptcy Court by a third party seeking the entry of an order (1) directing the appointment of an examiner with expanded powers or a trustee, (2) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code or (3) dismissing the Chapter 11 Cases;

(vi) timely file a formal objection to any motion filed with the Bankruptcy Court by a third party seeking the entry of an order modifying or terminating the Company's exclusive right to file and/or solicit acceptances of a plan of reorganization;

(vii) provide to the Consenting Holders, Stroock, as counsel to the Ad Hoc Committee, and such other professionals as may be retained by the Ad Hoc Committee (the "Ad Hoc Committee Advisors"), subject to such confidentiality restrictions as reasonably required by the Company (i) reasonable access (without any material disruption to the conduct of the Company's business) during normal business hours to the Company's books, records and facilities, (ii) reasonable access to the respective management and advisors of the Company for the purposes of evaluating the Company's business plans and participating in the planning process with respect to the Restructuring Transactions, (iii) timely and reasonable responses to all reasonable diligence requests, and (iv) information with respect to all material executory contracts and unexpired leases of the Company for the purposes of concluding, in consultation with the Company and its advisors, which executory contracts and unexpired leases the Company intends to assume, assume and assign or reject in the Chapter 11 Cases;

(viii) to the extent permitted by the Bankruptcy Court, timely and fully discharge all of its obligations then due and owing under any existing agreements of the Company regarding the payment of the reasonable fees and expenses of the Ad Hoc Committee Advisors in connection with the Restructuring Transactions; and (A) on the date that is at least one (1) day prior to the Filing Date, the Company shall pay to Stroock all reasonable amounts then due and outstanding as provided in an invoice supplied to the Company containing a summary of hours and services provided; and (B) to the extent the reasonable fees and expenses of Stroock exceed the amount of the undrawn retainer as of the date of confirmation of the Plan, the terms of the Plan shall provide that the Company shall pay Stroock its outstanding reasonable fees and expenses pursuant to section 1129(a)(4) of the Bankruptcy Code or otherwise;

(ix)   notify the other Parties of any governmental or third party complaints, litigations, investigations or hearings (or communications indicating that the same may be contemplated or threatened), in any such case which could reasonably be anticipated to have a Material Adverse Effect;

(x)   work in good faith with the Ad Hoc Committee Advisors to determine whether and to what extent an aggregate cap for distributions to all allowed general unsecured claims (other than claims arising under the Senior Notes) in the Chapter 11 Cases should be utilized;

(xi)   comply in all material respects with the covenants contained in the Company's debtor-in-possession financing facility (the "DIP Facility"); and

(xii)   prior to the filing of the Chapter 11 Cases, take all actions contemplated by the Plan prior to the filing of the Chapter 11 Cases.

(b)   Negative Covenants. Subject to Section 24 hereof, the Company agrees that, as of the date hereof through the effective date of the Plan and for so long as this Agreement has not been terminated in accordance with its terms, unless (x) otherwise expressly permitted or required by this Agreement or the Plan, or (y) otherwise consented to in writing by the Requisite Noteholders or Stroock, as counsel for the Ad Hoc Committee (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its direct and indirect subsidiaries not to, directly or indirectly, do or permit to occur any of the following:

(i)   propose, support, assist, engage in negotiations in connection with or participate in the formulation of, any restructuring or reorganization of the Company (or any plan or proposal in respect of the same) other than the Plan or the Plan;

(ii)   materially modify the Plan, in whole or in part;

(iii)   withdraw or revoke the Plan or publicly announce its intention not to pursue the Plan;

(iv)   file any motion or pleading or other Definitive Document with the Bankruptcy Court (including any modifications or amendments thereof) that, in whole or in part, is not consistent in any material respect with this Agreement or the Plan and is not otherwise reasonably satisfactory in all respects to the Requisite Noteholders or counsel for the Ad Hoc Committee;

(v)   move for an order authorizing or directing the assumption or rejection of a material executory contract or unexpired lease other than in accordance with the Plan or as approved in writing by the Requisite Noteholders;

(vi)   commence an avoidance action or other legal proceeding that challenges the validity, enforceability or priority of the Senior Notes, or otherwise affects the rights of any Consenting Holder (solely in their capacity as holders of Senior Notes);

(vii)   issue, sell, pledge, dispose of or encumber any additional shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of, any of its equity interests, including, without limitation, capital stock or partnership interests;

(viii)   amend or propose to amend its respective certificate or articles of incorporation, bylaws or comparable organizational documents;

(ix)   split, combine or reclassify any outstanding shares of its capital stock or other equity interests, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any of its equity interests;

(x)   redeem, purchase or acquire or offer to acquire any of its equity interests, including, without limitation, capital stock or partnership interests;

(xi)   acquire or divest (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) (I) any corporation, partnership, limited liability company, joint venture or other business organization or division or (II) assets of the Company, other than in the ordinary course of business;

(xii)   incur any capital expenditures in excess of the amounts permitted under the DIP Facility in the ordinary course of business and in amounts consistent with historical business practices;

(xiii)   incur or suffer to exist any indebtedness, except indebtedness existing and outstanding immediately prior to the date hereof, trade payables and liabilities arising and incurred in the ordinary course of business, and indebtedness arising under any debtor-in-possession financing on terms satisfactory to the Requisite Noteholders and approved in the Chapter 11 Cases;

(xiv)   incur any liens or security interests, except as permitted under the DIP Facility;

(xv)   enter into any commitment or agreement with respect to debtor-in-possession financing, cash collateral and/or exit financing other than the DIP Facility;

(xvi)   enter into any executive employment agreements or collective bargaining agreements or materially modify any existing employment agreements, collective bargaining agreements or benefit plans (other than with respect to the position of Chief Human Resources Officer or Vice President of Human Resources);

(xvii)   hire any executive or employee whose total compensation is greater than $100,000 or increase the compensation for any executive or employee whose total compensation is greater than $100,000 (other than with respect to the position of Chief Human Resources Officer or Vice President of Human Resources);

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(xviii) allow or settle claims or any pending litigation not otherwise insured under the Debtors' insurance policies and paid for by the Debtors' applicable insurance carrier for more than $50,000 per claim individually, or $200,000 in the aggregate; or

(xix) commence insolvency or similar proceedings in any jurisdiction with respect to any of its foreign subsidiaries, but only to the extent that such insolvency or similar proceedings has a material adverse impact on the Company's businesses or Chapter 11 Cases.

(c) <u>Automatic Stay</u>. The Company acknowledges and agrees and shall not dispute that after the commencement of the Chapter 11 Cases, the giving of notice of termination by any Party pursuant to this Agreement shall not be a violation of the automatic stay of section 362 of the Bankruptcy Code (and the Company hereby waives, to the greatest extent possible, the applicability of the automatic stay to the giving of such notice).

Section 5. **Termination of Agreement.**

(a) <u>Consenting Holders' Termination Events</u>. The Requisite Noteholders may terminate this Agreement as to all Parties upon written notice, delivered in accordance with Section 20 hereof, at any time after the occurrence of, and during the continuation of, any of the following events (each, a "<u>Consenting Holders' Termination Event</u>"), unless waived in writing by the Requisite Noteholders in their sole discretion:

(i) the failure by the Company to comply with the provisions of Sections 4(a) or 4(b) of this Agreement; <u>provided</u>, <u>however</u>, that with respect to Section 4(a)(xi) and Sections 4(b)(xii) and (xiv) of this Agreement, the Company shall have any applicable grace or cure periods provided in the DIP Facility; <u>provided</u> <u>further</u>, <u>however</u>, that with respect to Section 4(a)(viii) of this Agreement, the Company shall have a three (3) day cure period following receipt of a written termination notice to comply with such provision;

(ii) any representation made by the Company in this Agreement proves to have been materially incorrect on the Plan Support Effective Date (or such other applicable date with respect to a representation expressly made as to a period of time other than the Plan Support Effective Date); <u>provided</u>, <u>however</u>, that in the event that the Company or its advisors provide the Ad Hoc Committee Advisors with written notice of any materially incorrect representation(s) (which written notice expressly describes the materially incorrect representation(s) and states that it is given in connection with this Section 5(a)(ii)), the Requisite Noteholders shall be deemed to have waived their right to terminate this Agreement under this Section 5(a)(ii), solely as to the matters expressly described in such written notice, unless the Ad Hoc Committee Advisors or the Requisite Noteholders inform the Company or its advisors of the Requisite Noteholders' intent to terminate this Agreement within ten (10) calendar days of the receipt of such written notice; <u>provided further</u>, <u>however</u>, that if the tenth calendar day is not a business day, then the notice period described above shall end on the first business day after the tenth calendar day;

(iii)   the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of a material portion of the Restructuring Transactions;

(iv)   any event, change, effect, occurrence, development, circumstance or change of fact occurs that has or would reasonably be expected to have a Material Adverse Effect or that materially impairs the ability of the Company to perform its obligations under this Agreement or have a material adverse effect on, or prevent or materially delay the consummation of, the Restructuring Transactions; provided, however, that the Requisite Noteholders must provide written notice of the occurrence of any such event, change, effect, occurrence, development, circumstance or change of fact within three (3) business days of their actual knowledge of its occurrence;

(v)   the Bankruptcy Court grants relief that is materially inconsistent with this Agreement or the Plan in any material respect;

(vi)   the Bankruptcy Court enters an order modifying or terminating the Company's exclusive right to file and/or solicit acceptances of a plan of reorganization;

(vii)   the Bankruptcy Court grants relief terminating, annulling, or modifying the automatic stay (as set forth in section 362 of the Bankruptcy Code) with regard to any assets of the Company having an aggregate fair market value in excess of $500,000;

(viii)   the Bankruptcy Court enters an order authorizing or directing the assumption or rejection of an executory contract or unexpired lease other than in accordance with the Plan or as otherwise approved in writing by the Requisite Noteholders;

(ix)   the commencement of an avoidance action or other legal proceeding by the Company to challenge the validity, enforceability or priority of the Senior Notes, or otherwise affects the rights and remedies of any Consenting Holder (solely in their capacity as holders of Senior Notes);

(x)   the termination of, or occurrence of an event of default (as defined in the applicable agreement) under any commitment or agreement to provide post-petition debtor-in-possession financing or exit financing to the Company to the extent permitted hereunder, which shall not have been cured within any applicable grace periods or waived pursuant to the terms of the commitment or agreement governing such facility;

(xi)   the termination of, or occurrence of an event of default (as defined in the applicable order or agreement) under, any order or agreement permitting the use of cash collateral to the extent permitted hereunder which shall not have been cured within any applicable grace periods or waived pursuant to the terms of such order or agreement;

(xii)   commence insolvency or similar proceedings in any jurisdiction with respect to any of its foreign subsidiaries, but only to the extent that such insolvency or similar proceedings has a material adverse impact on the Company's businesses or Chapter 11 Cases;

(xiii)   the Bankruptcy Court having entered an order (1) directing the appointment of an examiner with expanded powers or a trustee, (2) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code or (3) dismissing the Chapter 11 Cases;

(xiv)   a material increase in the aggregate amount of the prepetition liabilities against the Company previously disclosed, orally or in writing, to the Ad Hoc Committee (or any member thereof) or to the Ad Hoc Committee Advisors, including liabilities disclosed in the due diligence materials provided or made available to the Ad Hoc Committee (or any member thereof) or to the Ad Hoc Committee Advisors prior to the commencement of these Chapter 11 Cases.   For the purposes of this provision, an asserted claim shall only be considered a prepetition liability to the extent that, in the good faith opinion of the Ad Hoc Committee's counsel, it will result in an Allowed Claim (as defined in the Plan).   A material increase for the purposes of this subsection (xiv) shall mean an increase that results in Allowed General Unsecured Claims (as defined in the Plan) in excess of $16.5 million; or

(xv)   the failure to satisfy any of the conditions to effectiveness set forth in the Plan by the deadlines set forth in such Plan.

(b)   <u>Company Termination Events</u>.   The Company may terminate this Agreement as to all Parties upon five (5) business days prior written notice, delivered in accordance with Section 20 hereof, upon the occurrence of any of the following events:

(i)   the breach by one or more Consenting Noteholders representing in excess of one-third of the principal amount of the Senior Notes held by the Consenting Noteholders of any of the representations, warranties or covenants of such Consenting Holder(s) set forth in this Agreement, if such breach would have a material adverse impact on the Company or the consummation of the Restructuring Transactions, which breach remains uncured for a period of five (5) business days after the receipt by the applicable Consenting Holder(s) from the Company of written notice of such breach; or

(ii)   the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of a material portion of the Restructuring Transactions.

(c)   <u>Mutual Termination</u>.   This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual written agreement among the Company and the Requisite Noteholders.

(d)   <u>Effect of Termination</u>.   Upon the termination of this Agreement in accordance with this Section 5, each Party shall, subject to Section 14 hereof, be immediately released from its commitments, undertakings and agreements under or related to this Agreement and shall have all the rights and remedies that it would have had and shall be entitled to take all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement, including all rights and remedies available to it under applicable law, the Senior Notes, the Indenture and any ancillary documents or agreements thereto.   Upon any such termination of this Agreement, each Consenting Holder may, upon written notice to the Company and the other Parties, revoke its vote or any consents given by such Consenting Holder prior to such termination, whereupon any such vote or consent shall be deemed, for all purposes, to be null and void *ab initio* and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring Transactions and this Agreement. If this Agreement has been terminated in accordance with this Section 5 at a time when permission of the Bankruptcy Court shall be required for a Consenting Holder to change or withdraw (or cause to change or withdraw) its vote to accept the Plan, the Company shall not oppose any attempt by such Consenting Holder to change or withdraw (or cause to change or withdraw) such vote at such time. The Consenting Holders shall have no liability to the Company or to each other in respect of any termination of this Agreement in accordance with the terms of this Section 5.

Section 6. **Good Faith Cooperation; Further Assurances; Acknowledgment**. The Parties shall cooperate with each other in good faith and shall coordinate their activities (to the extent practicable and subject to the terms hereof) in respect of (a) all matters relating to their rights hereunder in respect of the Company or otherwise in connection with their relationship with the Company, (b) all matters concerning the implementation of the Plan, and (c) the pursuit and support of the Restructuring Transactions. Furthermore, subject to the terms hereof, each of the Parties shall take such action as may be reasonably necessary to carry out the purposes and intent of this Agreement, including making and filing any required regulatory filings and voting any claims or securities of the Company in favor of the Restructuring Transactions (provided that no Consenting Holder shall be required to incur any expense (other than nominal expenses associated with the performance of its obligations hereunder), liability or other obligation) in connection therewith, and shall refrain from taking any action that would frustrate the purposes and intent of this Agreement. This Agreement is not, and shall not be deemed, a solicitation for consents to the Plan or a solicitation to tender or exchange of any of the Senior Notes.

Section 7. **Definitive Documents**. Each Party hereby covenants and agrees (i) to negotiate in good faith the Definitive Documents and (ii) to execute (to the extent such Party is a party thereto) and otherwise support the Definitive Documents. For the avoidance of doubt, each Party agrees to (i) act in good faith and use commercially reasonable efforts to support and complete successfully the Solicitation and the implementation of the Plan in accordance with the terms of this Agreement, (ii) do all things reasonably necessary and appropriate in furtherance of consummating the Restructuring Transactions in accordance with, and within the time frames contemplated by, this Agreement and (iii) act in good faith and use commercially reasonable efforts to consummate the Restructuring Transactions as contemplated by the Plan and this Agreement.

Section 8. **Representations and Warranties.**

(a) Each Party, severally (and not jointly), represents and warrants to the other Parties that the following statements are true, correct and complete as of the date hereof:

(i) such Party is validly existing and in good standing under the laws of the jurisdiction of incorporation of its organization, and has all requisite corporate, partnership, limited liability company or similar authority to enter into this Agreement and carry out the transactions contemplated hereby and perform its obligations contemplated hereunder; and the execution and delivery of this Agreement and the performance of such Party's obligations hereunder have been duly authorized by all necessary corporate, limited liability, partnership or other similar action on its part;

(ii)   the execution, delivery and performance by such Party of this Agreement does not and will not (1) violate any provision of law, rule or regulation applicable to it or any of its subsidiaries or its charter or bylaws (or other similar governing documents) or those of any of its subsidiaries, or (2) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party;

(iii)   the execution, delivery and performance by such Party of this Agreement does not and will not require any registration or filing with, consent or approval of, or notice to, or other action to, with or by, any federal, state or governmental authority or regulatory body, except such filings as may be necessary and/or required for disclosure by the Securities and Exchange Commission and in connection with the Chapter 11 Cases, the Plan and the Disclosure Statement; and

(iv)   this Agreement is the legally valid and binding obligation of such Party, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability or a ruling of the Bankruptcy Court.

(b)   Each Consenting Holder severally (and not jointly), represents and warrants that, as of the date hereof, such Consenting Holder (i) is the beneficial owner of the aggregate principal amount of Senior Notes set forth below its name on the signature page hereof, and/or (ii) has investment or voting discretion with respect to such Senior Notes and has the power and authority to vote on and consent to such matters concerning such Senior Notes and to exchange, assign and transfer such Senior Notes on behalf of the beneficial owners of such Senior Notes.

Section 9.   Disclosure; Publicity.

(a)   Not later than one business day after commencement of the Chapter 11 Cases, subject to the provisions set forth in Section 9(b) hereof, the Company shall file with the Securities and Exchange Commission a Report on Form 8-K and disseminate a press release disclosing the existence of this Agreement and the terms hereof, and the Plan (including any schedules and exhibits thereto that are filed with the Bankruptcy Court on the date the Chapter 11 Cases are commenced) with such redactions as may be reasonably requested by any Consenting Holder's counsel to maintain the confidentiality of the items identified in Section 9(b) hereof, except as otherwise required by law. In the event that the Company fails, in the reasonable judgment of a Consenting Holder, to make the foregoing disclosures in compliance with the terms specified herein, any such Consenting Holder may publicly disclose the foregoing, including, without limitation, this Agreement and all of its exhibits and schedules (subject to the redactions called for by Section 11 hereof), and the Company hereby waives any claims against the Consenting Holders arising as a result of such disclosure by a Consenting Holder in compliance with this Agreement.

(b)   The Company shall submit drafts to the Ad Hoc Committee Advisors of any press releases and public documents that constitute disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement at least one (1) business day prior to making any such disclosure, and shall afford them a reasonable opportunity under the circumstances to comment on such documents and disclosures and shall incorporate any such reasonable comments in good faith. Except as required by law or otherwise permitted under the terms of any other agreement between the Company and any Consenting Holder, no Party or its advisors shall (i) use the name of any Consenting Holder in any public manner or (ii) disclose to any person (including, for the avoidance of doubt, any other Consenting Holder), other than advisors to the Company, the principal amount or percentage of any Senior Notes or any other securities of the Company held by any Consenting Holder, in each case, without such Consenting Holder's prior written consent; provided, however, that (i) if such disclosure is required by law, subpoena, or other legal process or regulation, the disclosing Party shall afford the relevant Consenting Holder a reasonable opportunity to review and comment in advance of such disclosure and shall take all reasonable measures to limit such disclosure and (ii) the foregoing shall not prohibit the disclosure of the aggregate percentage or aggregate principal amount of Senior Notes held by all the Consenting Holders collectively. Notwithstanding the provisions in this paragraph 9, (i) any Party hereto may disclose the identities of the Parties hereto in any action to enforce this Agreement or in an action for damages as a result of any breaches hereof, (ii) any Party hereto may disclose, to the extent consented to in writing by a Consenting Holder, such consenting Consent Holder's identity and individual holdings, and (iii) to the extent required by order of the Bankruptcy Court, the Company may disclose the individual identities of the Consenting Holders in a writing that has first been sent to counsel for the Consenting Holders for review and comment on such notice that is reasonable under the circumstances.

Section 10.   Amendments and Waivers. This Agreement, including any exhibits or schedules hereto, may not be modified, amended or supplemented except in a writing signed by the Company and the Requisite Noteholders; provided, however, that any modification of, or amendment or supplement to, this Section 10 shall require the written consent of all of the

Parties. A Consenting Holders' Termination Event may not be waived except in a writing signed by the Requisite Noteholders.

Section 11. **Effectiveness**. This Agreement shall not become effective and binding on the Parties unless and until counterpart signature pages to this Agreement shall have been executed and delivered by the Company and Consenting Holders holding at least 66 2/3% in aggregate principal amount of the Senior Notes (the "Plan Support Effective Date"); provided, however, that signature pages executed by Consenting Holders shall be delivered to (a) other Consenting Holders in a redacted form that removes such Consenting Holders' holdings of the Senior Notes and (b) the Company and advisors to the Consenting Holders in an unredacted form.

Section 12. **GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL**. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISIONS WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. BY ITS EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ANY LEGAL ACTION, SUIT OR PROCEEDING AGAINST IT WITH RESPECT TO ANY MATTER UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY SUCH ACTION, SUIT OR PROCEEDING, MAY BE BROUGHT IN ANY FEDERAL OR STATE COURT IN THE BOROUGH OF MANHATTAN, THE CITY OF NEW YORK, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES HEREBY IRREVOCABLY ACCEPTS AND SUBMITS ITSELF TO THE NONEXCLUSIVE JURISDICTION OF EACH SUCH COURT, GENERALLY AND UNCONDITIONALLY, WITH RESPECT TO ANY SUCH ACTION, SUIT OR PROCEEDING. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. NOTWITHSTANDING THE FOREGOING CONSENT TO JURISDICTION, FOLLOWING THE COMMENCEMENT OF THE CHAPTER 11 CASES, EACH OF THE PARTIES AGREES THAT THE BANKRUPTCY COURT SHALL HAVE EXCLUSIVE JURISDICTION WITH RESPECT TO ANY MATTER UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, AND HEREBY SUBMITS TO THE JURISDICTION OF THE BANKRUPTCY COURT.

Section 13. **Specific Performance**. Subject to Section 24 below, it is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, without the necessity of proving the inadequacy of money damages as a remedy, including an order of the Bankruptcy Court requiring any Party to comply promptly with any of its obligations hereunder.

Section 14. **Survival**. Notwithstanding the termination of this Agreement pursuant to Section 5 hereof, the agreements and obligations of the Parties in this Section 14 and in Sections

5(d), 12, 16, 18, 21, 22 and 23 hereof shall survive such termination and shall continue in full force and effect for the benefit of the Consenting Holders in accordance with the terms hereof.

Section 15. **Headings**. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

Section 16. **Successors and Assigns; Severability; Several Obligations**. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives; provided, however, that nothing contained in this Section 16 shall be deemed to permit sales, assignments or transfers of the Senior Notes or claims arising under the Senior Notes other than in accordance with Section 3(d) of this Agreement. If any provision of this Agreement, or the application of any such provision to any person or circumstance, shall be held invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision hereof or the Agreement shall continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon any such determination of invalidity, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 17. **No Third-Party Beneficiaries**. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other person or entity shall be a third-party beneficiary hereof.

Section 18. **Prior Negotiations; Entire Agreement**. This Agreement, including the exhibits and schedules hereto, including the Plan, constitutes the entire agreement of the Parties, and supersedes all other prior negotiations, with respect to the subject matter hereof, except that the Parties acknowledge that any confidentiality agreements (if any) heretofore executed between the Company and each Consenting Holder shall continue in full force and effect.

Section 19. **Counterparts**. This Agreement may be executed in one or more counterparts (including by facsimile signature or otherwise), each of which shall be deemed an original and all of which shall constitute one and the same agreement.

Section 20. **Notices**. All notices hereunder shall be deemed given if in writing and delivered, if sent by facsimile, courier or by registered or certified mail (return receipt requested) to the following addresses and facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by like notice):

      (1)   If to the Company, to:

RathGibson, Inc.
475 Half Day Road, Suite 210
Lincolnshire, IL 60069
Attention: Michael G. Schwartz
President and CEO

With a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Fax: (212) 728-8111
Attention: Paul V. Shalhoub, Esq.
-and-
Robin Spigel, Esq.

(2)   If to a Consenting Holder or a transferee thereof, to the addresses or facsimile numbers set forth below following the Consenting Holder's signature (or as directed by any transferee thereof), as the case may be, with copies to:

Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
Fax: (212) 806-6006
Attention: Kristopher M. Hansen, Esq.
- and -
Jayme T. Goldstein, Esq.

Any notice given by delivery, mail or courier shall be effective when received. Any notice given by facsimile shall be effective upon oral or machine confirmation of transmission.

        Section 21.   Reservation of Rights; No Admission. Except as expressly provided in this Agreement and in any amendment among the Parties, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each of the Parties to protect and preserve its rights, remedies and interests, including without limitation, its claims against any of the other Parties (or their respective affiliates or subsidiaries) or its full participation in any bankruptcy case filed by the Company or any of its affiliates and subsidiaries. If the transactions contemplated by this Agreement or in the Plan are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights. Pursuant to Rule 408 of the Federal Rule of Evidence, any applicable state rules of evidence and any other applicable law, foreign or domestic, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms. This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever. Each of the Parties denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert.

Section 22.   **Prevailing Party**. If any Party brings an action or proceeding against any other Party based upon a breach by such Party of its obligations hereunder, the prevailing Party shall be entitled to all reasonable expenses incurred, including reasonable attorneys', accountants' and financial advisors fees in connection with such action or proceeding.

Section 23.   **Relationship Among Parties**. It is understood and agreed that no Consenting Holder has any duty of trust or confidence in any kind or form with any other Consenting Holder, and, except as expressly provided in this Agreement, there are no commitments among or between them. In this regard, it is understood and agreed that any Consenting Holder may trade in the Senior Notes or other debt or equity securities of the Company without the consent of the Company or any other Consenting Holder, subject to applicable securities laws and the terms of this Agreement; provided, however, that no Consenting Holder shall have any responsibility for any such trading to any other entity by virtue of this Agreement. No prior history, pattern or practice of sharing confidences among or between the Consenting Holders shall in any way affect or negate this understanding and agreement.

Section 24.   **Fiduciary Duties**. Notwithstanding anything to the contrary herein, nothing in this Agreement shall require (a) the Company or any directors or officers of the Company (in such person's capacity as a director or officer of the Company) to take any action, or to refrain from taking any action, to the extent required, in the opinion of counsel, to comply with its or their fiduciary obligations under applicable law, or (b) any Consenting Holder or representative of a Consenting Holder that becomes a member of a statutory committee that may be established in the Chapter 11 Cases to take any action, or to refrain from taking any action, in such person's capacity as a statutory committee member to the extent required to comply with fiduciary obligations applicable under the Bankruptcy Code; provided however, that nothing in this Agreement shall be construed as requiring any Consenting Holder to serve on any statutory committee in the Chapter 11 Cases. Nothing herein will limit or affect, or give rise to any liability, to the extent required for the discharge of the fiduciary obligations described in this Section 24.

Section 25.   **Representation by Counsel**. Each Party acknowledges that it has been represented by, or provided a reasonable period of time to obtain access to and advice by, counsel with this Agreement and the transactions contemplated herein. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

RG Tube Holdings LLC

By: _____
Name:
Title:

RGCH Holdings Corp.

By: _____
Name:
Title:

RathGibson, Inc.

By: _____
Name:
Title:

Greenville Tube Company

By: _____
Name:
Title:

[CONSENTING HOLDER]

By: _____

Name: _____

Title: _____

Principal Amount of Senior Notes: $_____

Notice Address:

_____

_____

_____

Fax: _____

Attention: _____

EXHIBIT B
JOINDER

This Joinder to the Plan Support Agreement, dated as of [_____], 2009 (the "Agreement"), by and among RathGibson, Inc. ("RGI"), Greenville Tube Company ("GTC"), RGCH Holdings Corp. ("RGCH"), RG Tube Holdings LLC ("RG Tube", and together with RGI, GTC and RGCH, and together, the "Company"), and the holders of the Senior Notes (as defined in the Agreement) signatory thereto (together with their respective successors and permitted assigns, the "Consenting Holders" and each, a "Consenting Holder") is executed and delivered by **[_____]** (the "Joining Party") as of [_____], 2009. Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Agreement.

1.   Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the Agreement, a copy of which is attached to this Joinder as Annex I (as the same has been or may be hereafter amended, restated or otherwise modified from time to time in accordance with the provisions hereof). The Joining Party shall hereafter be deemed to be a "Consenting Holder" and a "Party" for all purposes under the Agreement.

2.   Representations and Warranties. With respect to the aggregate principal amount of Senior Notes set forth below its name on the signature page hereof, the Joining Party hereby makes the representations and warranties of the Consenting Holders set forth in Section 8(b) of the Agreement to each other Party to the Agreement.

3.   Governing Law. This Joinder shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provisions which would require the application of the law of any other jurisdiction.

* * * * *

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Joining Party has caused this Joinder to be executed as of the date first written above.

[CONSENTING HOLDER]

By: _____

Name: _____

Title: _____

Principal Amount of Senior Notes: $_____

Notice Address:

_____
_____
_____
Fax: _____
Attention: _____

With a copy to:

_____
_____
_____
Fax: _____
Attention: _____

Acknowledged:

RATH GIBSON, INC.

By: _____

Name: _____

Title: _____

22